UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

Karen M. King

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,815,999 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,815,999 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,815,999 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.7%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2014.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Associates IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,815,999 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,815,999 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,815,999 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.7%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Commission on March 13, 2014.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Partners IV Cayman (AIV II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,419,517 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,419,517 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,419,517 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.6%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Commission on March 13, 2014.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Investors IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,482 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,482 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,482 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Commission on March 13, 2014.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,419,517 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,419,517 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,419,517 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.6%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Commission on March 13, 2014.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 396,482 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 396,482 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,482 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 249,672,096 Ordinary Shares issued and outstanding as of February 2, 2014, as reported on the Issuer’s Form 10-Q filed with the Commission on March 13, 2014.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Avago Technologies Limited, a company incorporated in the Republic of Singapore (the “Issuer”). The principal executive offices of the Issuer are located at 1 Yishun Avenue 7, Singapore 768923.

Item 2.	Identity and Background

Reporting Persons

This Schedule 13D is being filed jointly on behalf of Silver Lake (Offshore) AIV GP IV, Ltd., a Cayman Islands exempted company (“AIV GP IV”), Silver Lake Technology Associates IV Cayman, L.P. (“SLTA IV Cayman”), a Cayman Islands exempted limited partnership, Silver Lake Partners IV Cayman (AIV II), L.P. (“AIV II”), a Cayman Islands exempted limited partnership, Silver Lake Technology Investors IV Cayman, L.P. (“SLTI IV”), a Cayman Islands exempted limited partnership, SLP Argo I Ltd. (“Argo I”), a Cayman Islands exempted company and SLP Argo II Ltd. (“Argo II”), a Cayman Islands exempted company (each, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of each Reporting Person is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business of Argo I and Argo II is to invest in securities. The principal business of AIV II is to manage investments through Argo I, and the principal business of SLTI IV is to manage investments through Argo II. The principal business of SLTA IV Cayman is to serve as a general partner of each of AIV II and SLTI IV and manage investments through other partnerships and limited liability companies. The principal business of AIV GP IV is to serve as general partner of SLTA IV Cayman and manage investments through other partnerships and limited liability companies. During the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons identified in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Argo I and Argo II

The directors of each of Argo I and Argo II are James A. Davidson and Kenneth Y. Hao. The principal business address of Mr. Davidson and Mr. Hao is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Each of Mr. Davidson and Mr. Hao is a United States citizen.

The executive officers of each of Argo I and Argo II are Andrew Wagner (Chief Financial Officer) and Karen M. King (General Counsel). The principal business address of Andrew Wagner is 10080 North Wolf Road, Suite SW3-190, Cupertino, CA 95014. The principal business address of Karen M. King is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The present principal occupation of each of the executive officers is serving as managing directors of Silver Lake. Each of the executive officers of each of Argo I and Argo II are United States citizens.

During the last five years, none of the directors or executive officers of Argo I or Argo II (or, to the knowledge of the directors or executive officers of Argo I or Argo II, any of the persons identified in this Item (2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AIV II

The general partner of AIV II is SLTA IV Cayman. The principal business address of SLTA IV Cayman is set forth above. The present principal occupation of SLTA IV Cayman is set forth above.

SLTI IV

The general partner of SLTI IV is SLTA IV Cayman. The principal business address of SLTA IV Cayman is set forth above. The present principal occupation of SLTA IV Cayman is set forth above.

SLTA IV Cayman

The general partner of SLTA IV Cayman is AIV GP IV. The principal business address of AIV GP IV is set forth above. The present principal occupation of AIV GP IV is set forth above.

AIV GP IV

The directors of AIV GP IV are Mark Gillett, Andrew Schader, Sahil Desai, Andrew Wagner, Gregory K. Mondre, James A. Davidson, Joseph Osnoss, Karen M. King, Kenneth Y. Hao, Mike Bingle, and Yolande A. Jun (each, a “Director” and collectively, the “Directors”). Each Director other than Mr. Gillett is a United States citizen. Mr. Gillett is a citizen of the United Kingdom.

The principal business address of Mike Bingle, Gregory K. Mondre and Andrew Schader is 9 West 57th Street, 32nd Floor, New York, New York 10019. The principal business address of Mark Gillett and Joseph Osnoss is Broadbent House, 65 Grosvenor Street, London W1K 3JH, United Kingdom. The principal business address of James A. Davidson, Sahil Desai, Kenneth Y. Hao and Karen M. King is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business address of Andrew Wagner and Yolande A. Jun is 10080 North Wolf Road, Suite SW3-190, Cupertino, CA 95014. The present principal occupation of each of the Directors is serving as officers of the Silver Lake organization (“Silver Lake”).

The executive officers of AIV GP IV are Andrew Wagner (Chief Financial Officer) and Karen M. King (General Counsel). The principal business address of Andrew Wagner and Karen M. King are set forth in the above paragraph. The present principal occupation of each of the executive officers is serving as officers of Silver Lake. Each of the executive officers is a United States citizen.

During the last five years, none of the directors or executive officers of AIV GP IV (or, to the knowledge of the directors or executive officers of AIV GP IV, any of the persons identified in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 15, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation and an indirect wholly owned subsidiary of Issuer (“Parent”), LSI Corporation, a Delaware corporation (“LSI”), and Leopold Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into LSI (the “Merger”) with LSI as the surviving corporation. Upon the completion of the Merger on May 6, 2014, LSI became an indirect, wholly owned subsidiary of the Issuer.

In connection with the execution of the Merger Agreement, the Issuer entered into a Note Purchase Agreement (the “Note Purchase Agreement”) to sell to Silver Lake Partners IV, L.P. (“SLP IV”) $1,000,000,000 aggregate principal amount of its 2.0% Convertible Senior Notes (the “Convertible Notes”), with Deutsche Bank AG, Singapore Branch, as Lead Manager. The completion of the private placement of the Convertible Notes was contingent on satisfaction or waiver of customary conditions, as well as a requirement that the Merger shall have been consummated or shall have been consummated substantially simultaneously with the closing under the Note Purchase Agreement.

The rights and obligations of SLP IV under the Note Purchase Agreement were subsequently assigned to and assumed by Argo I and Argo II (collectively, the “Purchasers”).

On May 6, 2014, the Issuer’s acquisition of LSI through the Merger and other related transactions closed, including the purchase of the Convertible Notes by the Purchasers. The Issuer issued the Convertible Notes pursuant to an Indenture, dated as of May 6, 2014 (the “Indenture”), by and between the Issuer and U.S. Bank National Association, as trustee. Under the terms of the Indenture, at the option of a holder of the Convertible Notes, the Convertible Notes are convertible into, at the Issuer’s election, cash, Ordinary Shares or a combination of cash and Ordinary Shares. The initial conversion rate of the Convertible Notes is 20.8160 Ordinary Shares (the “Conversion Rate”), and cash in lieu of fractional Ordinary Shares, per $1,000 principal amount of Convertible Notes, which rate is subject to adjustment from time to time upon the occurrence of certain events. The Conversion Rate is equivalent to an initial conversion price of approximately $48.04 per Ordinary Share. Holders of the Notes will have the right to require the Issuer to repurchase all or some of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change (as defined in the Indenture). In addition, upon the occurrence of a make-whole fundamental change (as defined in the Indenture), the Issuer may be required to increase the conversion rate for the Convertible Notes converted in connection with such a make-whole fundamental change. Prior to May 6, 2019, the Issuer may not redeem the Convertible Notes. Beginning May 6, 2019, the Issuer may, at its option, redeem the Convertible Notes, in whole or in part, if the closing sale price (as defined in the Indenture) of the Ordinary Shares for 20 or more trading days (as defined in the Indenture) in the period of 30 consecutive trading days ending on the trading day immediately prior to the date on which the Issuer provides notice of such redemption exceeds 150% of the applicable conversion price in effect on each such trading day, at a redemption price equal to 100% of the principal amount of Convertible Notes being redeemed, together with accrued and unpaid interest to, but not including, the redemption date (as defined in the Indenture).

The Issuer also entered into a registration rights agreement with the Purchasers, dated as of May 6, 2014 (the “Registration Rights Agreement”), pursuant to which the Purchasers have certain registration rights with respect to the Convertible Notes and the Ordinary Shares that may be issuable upon conversion of the Convertible Notes. Further description of the Registration Rights Agreement is set forth in Item 6 of this Schedule 13D.

The aggregate consideration for the purchase of the Convertible Notes was $1,000,000,000 in cash. The funds required for the purchase were provided through equity contributions from the partners of the shareholders of the Purchasers.

References to and the description of the Note Purchase Agreement, the Indenture, the Convertible Notes and the Registration Rights Agreement, as well as the Management Rights Agreement described below, contained throughout this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of each such document incorporated by reference in Exhibit 2, 3, 4, 5 and 6 (including all exhibits, attachments, amendments and supplements of such Exhibits).

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Convertible Notes for investment purposes.

Mr. Kenneth Y. Hao, a director of AIV GP IV and a Managing Director of Silver Lake, serves as a director of the Issuer.

In addition, the Issuer and AIV II have entered into a management rights agreement, dated May 6, 2014 (the “Management Rights Agreement”), pursuant to which AIV II (or other venture capital operating company (“VCOC”) entities to which AIV II may transfer all or any portion of its investment in the Issuer), are entitled to certain access and consultation rights with respect to the Issuer, including access to non-public financial information, inspection rights, nonvoting board of director observer rights (subject to certain conditions and including the ability to participate in discussions of matters brought to the board of directors) and the ability to consult with and advise management of the Issuer on significant business issues, including management’s proposed annual and quarterly operating plans, at such times as AIV II or such other VCOC entities may reasonably request. Such rights pursuant to the Management Rights Agreement terminate on the earliest to occur of the following occurrences: (i) AIV II (or such other VCOC entities, as the case may be), together with its affiliates, collectively do not own Convertible Notes, together with any Ordinary Shares issued upon conversion of the Convertible Notes (and based upon the then applicable conversion rate for the Convertible Notes), representing at least $100,000,000 principal amount of the Convertible Notes, (ii) the Issuer sells all or substantially all of its assets, (iii) a change in beneficial ownership of the Issuer of 50% or more of the total outstanding voting power of all classes of the Issuer’s capital stock, (iv) a merger, consolidation or similar transaction that would result in the Issuer owning 50% or less of all of the outstanding voting securities of the surviving or resulting entity, (v) irrevocable waiver and termination of the rights of the Management Rights Agreement by AIV II (or such other VCOC entities, as the case may be) or (vi) when AIV II is no longer required to maintain its status as a VCOC.

Although no Reporting Person currently has any specific plan or proposal to convert the Convertible Notes, sell the Convertible Notes or the Ordinary Shares issuable upon conversion thereof and/or otherwise increase or decrease their investment in the Issuer, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional Ordinary Shares or securities exercisable for or into Ordinary Shares or dispose of any or all of its Convertible Notes or the Ordinary Shares issuable upon conversion thereof (including, without limitation, distributing some or all of such Convertible Notes or Ordinary Shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the Note Purchase Agreement, the Indenture, the Convertible Notes, the Registration Rights Agreement and the Management Rights Agreement), depending upon an ongoing evaluation of its investment in the Convertible Notes, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a stockholder or other securityholder of the Issuer may engage in communications with one or more other stockholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of Issuer and/or one or more representatives of Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other securityholder of the Issuer may discuss ideas that, if effected may relate to, may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The following disclosure assumes that there are 249,672,096 shares of Ordinary Shares issued and outstanding by the Issuer as of February 2, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 2, 2014, which was filed with the Commission on March 13, 2014. The aggregate beneficial ownership figures and percentage of beneficial ownership of the Issuer described by the Reporting Persons below and in the cover pages of this Schedule 13D exclude 54,938 Ordinary Shares and 14,816 options exercisable for Ordinary Shares of the Issuer, all of which are held by Mr. Hao for the benefit of Silver Lake.

Pursuant to Rule 13d-3 under the Exchange Act, Argo I may be deemed to beneficially own 20,419,517 Ordinary Shares, which are subject to issuance upon conversion of the Convertible Notes if the Issuer elects to meet its conversion obligations solely through delivery of Ordinary Shares. The 20,419,517 Ordinary Shares issuable upon such conversion would, as of February 2, 2014, constitute approximately 7.56% of the Ordinary Shares outstanding upon such conversion. AIV II, as the sole shareholder of Argo I, may be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo I.

Pursuant to Rule 13d-3 under the Exchange Act, Argo II may be deemed to beneficially own 396,482 Ordinary Shares, which are subject to issuance upon conversion of the Convertible Notes if the Issuer elects to meet its conversion obligations solely through delivery of Ordinary Shares. The 396,482 Ordinary Shares issuable upon such conversion would, as of February 2, 2014, constitute approximately 0.16% of the Ordinary Shares outstanding upon such conversion. SLTI IV, as the sole shareholder of Argo II, may be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo II.

SLTA IV Cayman, as the sole general partner of each of AIV II and SLTI IV, and AIV GP IV, as the sole general partner of SLTA IV Cayman, may each be deemed to be a beneficial owner of the Ordinary Shares deemed to be beneficially owned by Argo I and Argo II, which would, as of February 2, 2014, constitute approximately 7.70% of the Ordinary Shares outstanding upon conversion of Convertible Notes held by Argo I and Argo II.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AIV II, SLTI IV, SLTA IV Cayman and AIV GP IV are beneficial owners of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of such Reporting Person’s pecuniary interest.

(c) Except as set forth in Item 3 and this Item 5, none of the Reporting Persons have effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Pursuant to the Note Purchase Agreement, until the earliest of (i) November 6, 2014 and (y) the occurrence of a Change in Control (as defined in the Note Purchase Agreement) or the Issuer entering into a definitive agreement that would result in a Change in Control, the Purchasers and their affiliates may not sell, assign, transfer or otherwise dispose of any of the Convertible Notes or the Ordinary Shares issuable upon conversion of the Convertible Notes or enter into any short sales or other hedging arrangements, except transfers to affiliates or to the Issuer, in connection with any debt financing relating to the Convertible Notes, and certain customary exceptions. In addition, for so long as Mr. Hao remains on the board of directors of the Issuer, the Purchasers and their affiliates may not, without the prior written consent of the Issuer, transfer any of the Convertible Notes or the Ordinary Shares issuable upon conversion of the Convertible Notes during any period of time that the Issuer prohibits its directors and officers from trading securities of the Issuer, subject to the exceptions referenced in the immediately preceding sentence. The Note Purchase Agreement is an exhibit to this report and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

Pursuant to the Registration Rights Agreement, the Issuer has granted the Purchasers and their affiliates certain customary resale registration rights with respect to the Convertible Notes and Ordinary Shares issuable upon conversion of the Notes. Such registration rights include the obligation of the Issuer to file an automatic shelf registration statement. The foregoing registration rights automatically terminate upon the earliest of (i) such time as there are no outstanding Registrable Securities (as defined in the Registration Rights Agreement), (ii) such time as the Purchasers, together with their affiliates, hold Registrable Securities with an aggregate principal amount of less than $100,000,000 and (iii) August 15, 2021. A copy of the Registration Rights Agreement is included as an exhibit to this Schedule 13D and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

Except for the Note Purchase Agreement, the Indenture, the Convertible Notes, the Registration Rights Agreement and the Management Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement of Joint Filing, dated May 16, 2014, by and among Silver Lake (Offshore) AIV GP IV, Ltd., Silver Lake Technology Associates IV Cayman, L.P., Silver Lake Partners IV Cayman (AIV II), L.P., Silver Lake Technology Investors IV Cayman, L.P., SLP Argo I Ltd. and SLP Argo II Ltd.

2.	Note Purchase Agreement, dated December 15, 2013, by and among Avago Technologies Limited, Silver Lake Partners IV, L.P. and Deutsche Bank AG, Singapore Branch, as Lead Manager (incorporated by reference on Exhibit 10.1 of the Current Report on Form 8-K filed by Avago Technologies Limited on December 16, 2013).

3.	Indenture, dated as of May 6, 2014, by and between Avago Technologies Limited and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Avago Technologies Limited on May 6, 2014).

4.	Form of Convertible Note, representing the Convertible Notes (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Avago Technologies Limited on May 6, 2014).

5.	Registration Rights Agreement, dated May 6, 2014, by and among Avago Technologies Limited, SLP Argo I Ltd. and SLP Argo II Ltd (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Avago Technologies Limited on May 6, 2014).

6.	Management Rights Agreement, dated May 6, 2014, between Avago Technologies Limited and Silver Lake Partners IV Cayman (AIV II), L.P.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 16th day of May, 2014.

SILVER LAKE (OFFSHORE) AIV GP IV, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE PARTNERS IV CAYMAN (AIV II), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

[Signature Page to Schedule 13D]

SILVER LAKE TECHNOLOGY INVESTORS IV CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO I LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO II LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

[Signature Page to Schedule 13D]